BEAZER HOMES USA, INC.
1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328
February 26, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director

Re:	Beazer Homes USA, Inc. Registration Statement on Form S-4, as Amended File No.: 333-164459
Dear Ms. Long:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Beazer Homes USA, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4, as amended, File No. 333-164459 (the “Registration Statement”), to March 1, 2010, at 2:00 p.m., Eastern time, or as soon as practicable thereafter. Please notify our attorney, Patrick W. Macken, Esq., by phone at (404) 885-3136 of the date and time that the Registration Statement has been declared effective.
     In connection with the foregoing request for acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Beazer Homes USA, Inc.
By:	/s/ Kenneth F. Khoury
Kenneth F. Khoury
Executive Vice President and General Counsel